Exhibit 12
Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	2004	2005	2006	2007	2008
	(in thousands)
Earnings:
Pre-tax income (loss)	$6,079	$(17,350)	$102,909	$(1,851)	$(424,741)
Add fixed charges	60,789	62,385	62,023	72,339	82,521
Less capitalized interest	(5,102)	(7,130)	(5,750)	(42,851)	(25,144)

Total earnings	$61,766	$37,905	$159,182	$27,637	$(367,364)
Fixed charges
Interest expense — inclusive of the amortization of debt issuance costs	$51,778	$49,535	$53,678	$25,715	$53,049
Capitalized interest	5,102	7,130	5,750	42,851	25,144
Estimated interest portion of rent expense	3,909	5,720	2,595	3,773	4,328

Total fixed charges	$60,789	$62,385	$62,023	$72,339	$82,521

Ratio of earnings to fixed charges	1.02 x	0.61 x	2.57 x	0.38 x	$(4.45)x